PROSPECTUS SUPPLEMENT

(to prospectus dated May 21, 2008 and the prospectus supplements dated July 15,

2008, August 29, 2008, September 10, 2008, October 10, 2008, October 15,

2008, January 13, 2009, and April 8, 2009)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 21, 2007 and the prospectus supplements dated July 15, 2008, August 29, 2008, September 10, 2008, October 10, 2008, October 15, 2008, January 13, 2009, and April 8, 2009.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus supplement is April 14, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

BIOMET ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2009

WARSAW, Ind., April 14, 2009 – Biomet, Inc. announced today financial results for its third fiscal quarter ended February 28, 2009. The Company previously announced net sales results for the fiscal third quarter and nine month year-to-date period in its press release issued April 8, 2009, which is posted on Biomet’s website: www.biomet.com in the Investors Section.

Net sales increased 2% to $615.0 million during the third quarter of fiscal year 2009, compared to $603.1 million for the third quarter of fiscal year 2008.

During the third quarter of fiscal year 2009, the Company recorded $572.0 million of special items (pre-tax), including a preliminary goodwill and intangible asset impairment charge of $448.5 million associated with the dental reconstructive business unit. Key factors contributing to the non-cash impairment charge included disruptions in the credit and equity markets and decreased demand in the dental reconstructive market relative to our original assumptions at the time of the Merger. The amount of the charge will be finalized during the fourth quarter of fiscal year 2009. The special items also include purchase accounting charges related to the Merger of $98.9 million, which primarily relate to amortization expense for established intangible assets, along with depreciation expense as a result of the step-up of property to fair value. In addition, there were $24.6 million of other special items. A reconciliation of reported results to adjusted results is included in the schedules herein.

Operating loss for the third quarter of fiscal year 2009 was $378.1 million on a reported basis, compared to an operating loss of $5.0 million for the third quarter of fiscal year 2008. On a reported basis, the Company recorded a net loss of $478.7 million for the third quarter of fiscal year 2009.

Net interest expense for the third quarter of fiscal year 2009 was $132.3 million compared to $142.9 million for the third quarter of fiscal year 2008.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder commented, “In addition to the strong third quarter sales growth we announced last week, I’m very pleased with the progress we continue to make with our cost reduction and value creation programs, enabling us to deliver another quarter of leveraged growth to the bottom line. Further, I’m pleased with the continued improvements in our cash flow position and debt ratios.”

Mr. Binder continued, “While the impact of the general economy on our dental implant business is resulting in a write-down of goodwill and intangible assets associated with the Merger, I have confidence in the long-term attractiveness of the dental reconstructive market and Biomet 3i’s competitiveness in that market.”

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement and Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Sales

Three Month Period Ended February 28, 2009 and February 29, 2008

(In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Reconstructive	$453.8	$448.8	1.1%
Fixation	57.0	56.8	0.4%
Spine	53.8	50.1	7.4%
Other	50.4	47.4	6.3%

Total	$615.0	$603.1	2.0%

Biomet, Inc. Product Sales Nine Month Period Ended February 28, 2009 and February 29, 2008 (In millions, unaudited)

	Q3 2009	(Combined)* Q3 2008	Reported Growth %
Reconstructive	$1,383.2	$1,283.3	7.8%
Fixation	175.5	172.0	2.0%
Spine	160.4	154.9	3.6%
Other	145.7	137.5	6.0%

Total	$1,864.8	$1,747.7	6.7%

Biomet, Inc. Geographic Segment Sales Percentage Summary Three Month Period Ended February 28, 2009 and February 29, 2008 (In millions, unaudited)

	Q3 2009	Q3 2008	Reported Growth %
Geographic Segments:
United States	$387.9	$351.6	10.3%
Europe	167.8	192.1	(12.7)%
International	59.3	59.4	(0.2)%

Total	$615.0	$603.1	2.0%

Biomet, Inc.

Geographic Segment Sales Percentage Summary

Nine Month Period Ended February 28, 2009 and February 29, 2008

(In millions, unaudited)

	Q3 2009	(Combined)* Q3 2008	Reported Growth %
Geographic Segments:
United States	$1,135.9	$1,036.1	9.7%
Europe	532.6	535.8	(0.6)%
International	196.3	175.8	11.7%

Total	$1,864.8	$1,747.7	6.7%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Three Months Ended February 28, 2009	Three Months Ended February 29, 2008
Net sales	$615.0	$603.1
Cost of sales	186.1	262.1

Gross profit	428.9	341.0
Gross profit percentage	69.7%	56.5%

Selling, general and administrative	244.0	233.3
Research and development	20.0	23.6
Amortization	94.5	89.1
Goodwill and intangible assets impairment charge	448.5	—

Operating income (loss)	(378.1)	(5.0)
Percentage of Sales	-61.5%	-0.8%

Other expense (income), net	9.7	1.3
Interest expense, net	132.3	142.9

Income (loss) before income taxes	(520.1)	(149.2)

Income taxes	(41.4)	(60.7)

Tax rate	8.0%	40.7%

Net income (loss)	$(478.7)	$(88.5)

Percentage of Sales	-77.8%	-14.7%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	(Successor) Nine Months Ended February 28, 2009	(Successor) Period from July 12, 2007 to February 29, 2008	(Predecessor) Period from June 1, 2007 to July 11, 2007
Net sales	$1,864.8	$1,498.9	$248.8
Cost of sales	562.5	613.5	102.3

Gross profit	1,302.3	885.4	146.5
Gross profit percentage	69.8%	59.1%	58.9%

Selling, general and administrative	752.2	833.8	194.2
Research and development	66.9	58.6	34.0
In-process research and development	—	479.0	—
Amortization	275.8	227.1	0.5
Goodwill and intangible assets impairment charge	448.5	—	—

Operating income (loss)	(241.1)	(713.1)	(82.2)
Percentage of Sales	-12.9%	-47.6%	-33.0%

Other expense (income), net	30.3	1.1	0.6
Interest expense, net	412.6	371.7	(0.3)

Income (loss) before income taxes	(684.0)	(1,085.9)	(81.9)

Income taxes	(105.7)	(213.2)	(27.3)

Tax rate	15.5%	19.6%	33.3%

Net income (loss)	$(578.3)	$(872.7)	$(54.6)

Percentage of Sales	-31.0%	-58.2%	-21.9%

Biomet, Inc.

Balance Sheets

(In millions)

	(Unaudited) February 28, 2009	May 31, 2008
Assets
Cash and cash equivalents	$339.3	$127.6
Accounts receivable, net	490.1	486.2
Income tax receivable	19.5	48.8
Inventories	511.8	539.7
Current deferred income taxes	98.4	100.7
Prepaids and other current assets	41.6	46.7
Property, plant and equipment, net	601.4	640.9
Investments	29.6	41.3
Intangible assets, net	5,590.9	6,208.2
Goodwill	4,689.5	5,422.8
Other assets	105.3	118.9

Total Assets	$12,517.4	$13,781.8

Liabilities and Stockholders’ Equity
Current liabilities	$312.6	$408.2
Accrued interest	139.8	80.9
Short-term borrowings	86.9	75.4
Long-term debt	6,115.1	6,225.4
Deferred income taxes, long-term	1,801.9	2,112.5
Other long-term liabilities	238.6	43.1
Stockholders’ equity	3,822.5	4,836.3

Total Liabilities and Stockholders’ Equity	$12,517.4	$13,781.8

Biomet, Inc.

Preliminary Consolidated Statements of Cash Flows

(In millions, unaudited)

	(Successor) Nine Months Ended February 28, 2009	(Successor) Period from July 12, 2007 to February 29, 2008	(Predecessor) Period from June 1, 2007 to July 11, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(578.3)	$(872.7)	$(54.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	396.2	315.3	9.3
Amortization of deferred financing costs	8.5	7.4	—
In-process research and development charge	—	479.0	—
Goodwill and intangible assets impairment charge	448.5	—	—
Stock based compensation expense	26.3	11.5	—
Inventory step-up related to merger	—	160.3	—
Provision for accounts receivable	(7.4)	—	—
Loss (gain) and impairment on investments	13.6	—	(7.0)
Provision for inventory obsolescence	0.9	—	—
Deferred income taxes	(146.0)	(146.0)	76.7
Excess tax benefit from exercise of stock options	—	—	(3.9)
Other	3.9	(0.3)	—
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(44.6)	(8.3)	5.8
Inventories	(22.7)	(53.0)	(12.0)
Prepaid expenses	1.1	41.9	—
Accounts payable	(6.9)	(11.8)	(1.6)
Accrued (refundable) income taxes	52.4	3.7	—
Accrued interest	59.3	171.0	—
Share-based compensation accrual related to Merger	—	—	112.8
Other	(8.4)	(14.5)	(66.1)

Net cash provided by operating activities	196.4	83.5	59.4

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale and purchase of investments	—	80.1	42.8
Capital expenditures	(127.4)	(129.4)	(22.0)
Acquisitions, net of cash acquired	(9.5)	(0.4)	(9.8)
Acquisition of Biomet, Inc.	—	(11,658.4)	—

Net cash provided by (used in) investing activities	(136.9)	(11,708.1)	11.0

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt:
Net Proceeds under amended revolving credit agreement	22.1	9.5	0.2
Payments under senior secured credit facility	(26.9)	(69.0)	—
Proceeds under asset based revolver	165.4	—	—
Proceeds from long-term debt - merger	—	6,270.9	—
Premium on bonds payable	—	6.0	—
Payment of deferred financing costs	—	(87.1)	—
Gain on interest rate swap contract settlement	—	0.1	—
Equity:
Capital contributions	3.7	5,401.9	—
Purchase of common shares	(0.7)	—	(2.8)
Excess tax benefit from exercise of stock options	—	—	3.9

Net cash provided by (used in) financing activities	163.6	11,532.3	1.3
Effect of exchange rate changes on cash	(11.4)	11.9	0.1

Increase (decrease) in cash and cash equivalents	211.7	(80.4)	71.8
Cash and cash equivalents, beginning of period	127.6	176.9	105.1

Cash and cash equivalents, end of period	$339.3	$96.5	$176.9